THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, a solicitor, a professional accountant or other professional adviser.

If you have sold all your shares in Television Broadcasts Limited, you should at once pass this circular to the purchaser or to the bank, the stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

DISCLOSEABLE TRANSACTION

5 October 2004

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"2003 Announcement"	the announcement of the Company dated 20 February 2003
"2004 Announcement"	the announcement of the Company dated 16 September 2004
"Board"	the board of Directors
"Deed"	the unconditional memorandum and deed of agreement dated 16 September 2004
"Directors"	the directors of TVB
"Galaxy"	Galaxy Satellite Broadcasting Limited, a company incorporated in Hong Kong with limited liability on 28 December 1993 and a wholly-owned subsidiary of JVCo
"Government"	the Government of Hong Kong
"Group"	TVB and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Intelsat"	Intelsat Hong Kong, LLC, a company incorporated in the USA and an indirect wholly-owned subsidiary of Intelsat Parent
"Intelsat Parent"	Intelsat (Bermuda) Limited, a company incorporated in Bermuda
"Intelsat Parent Guarantee"	the guarantee executed by Intelsat Parent in favour of TVB Satellite dated as of 20 February 2003
"JVCo"	Galaxy Satellite TV Holdings Limited, a company incorporated in Hong Kong with limited liability on 12 February 2003
"Latest Practicable Date"	30 September 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information herein

"Licence"	the domestic free television programme service licence
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share Transfer"	the transfer of the Transfer Shares from Intelsat to TVB Satellite on the Share Transfer Date free of any payment and on the terms of the Deed
"Share Transfer Date"	28 December 2004 or such earlier date as TVB Satellite may determine
"Shareholders"	the shareholders of TVB
"Shareholders' Agreement"	the unconditional subscription and shareholders agreement dated 20 February 2003 between TVB Satellite, Intelsat and JVCo in relation to JVCo
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transfer Shares"	542,000,000 shares of HK$1.00 each in JVCo, representing 51% of the entire issued share capital of JVCo
"TVB" or "Company"	Television Broadcasts Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"TVB Guarantee"	the guarantee executed by the Company in favour of Intelsat dated as of 20 February 2003
"TVB Satellite"	TVB Satellite TV Holdings Limited, a company incorporated in Bermuda with limited liability on 29 March 1995 and a wholly-owned subsidiary of the Company
"USA"	the United States of America

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

Directors:
Sir Run Run Shaw, G.B.M. – *Executive Chairman*
Norman Leung Nai Pang, G.B.S., J.P.
– *Executive Deputy Chairman*
Mona Fong – *Deputy Chairperson*
Louis Page – *Managing Director*
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Christina Lee Look Ngan Kwan
Lee Jung Sen, O.B.E.*
Dr. Li Dak Sum, DSSc. (Hon.), J.P.*
Kevin Lo Chung Ping
Robert Sze Tsai To*
Chien Lee *(alternate director to Lee Jung Sen)*
Anthony Hsien Pin Lee *(alternate Director to Christina Lee Look Ngan Kwan)*

* *independent non-executive Directors*

Registered office and principal place of business:
TVB City
77 Chun Choi Street
Tseung Kwan O Industrial Estate
Kowloon
Hong Kong

5 October 2004

To the Shareholders

Dear Sirs,

DISCLOSEABLE TRANSACTION

BACKGROUND

Reference is made to the 2003 Announcement dated 20 February 2003 and to the 2004 Announcement dated 16 September 2004.

In the 2003 Announcement, the Company announced the entering into of the Shareholders' Agreement. Intelsat was and, as at the date of the 2004 Announcement, continues to be an indirect wholly-owned subsidiary of Intelsat Parent. Both Intelsat Parent and Intelsat are independent third parties not connected with the Company or its subsidiaries or any of their respective directors, chief executives or substantial shareholders, or any of their respective associates (as defined in the Listing Rules). As a result of the

transactions contemplated under the Shareholders' Agreement, the Company was able to satisfy the conditions to its Licence as required by the Government.

The Shareholders' Agreement contained provisions relating to, inter alia, the establishment of JVCo, and the sale and purchase of the entire issued share capital of Galaxy from TVB Satellite to JVCo.

Pursuant to the Shareholders' Agreement,

(a) TVB Satellite subscribed for 520,750,000 shares of HK$1.00 each in the capital of JVCo (representing 49% of the issued share capital of JVCo as at the date of the 2004 Announcement) for a consideration of HK$520,750,000, which was to be satisfied by way of a payment in-kind of HK$324,150,000 and cash instalment payments amounting to HK$196,600,000; and

(b) Intelsat subscribed for the Transfer Shares for a consideration of HK$542,000,000, which was to be satisfied by way of a payment in-kind of HK$128,700,000 and cash instalment payments amounting to HK$413,300,000,

in each case, in such manner as described in the 2003 Announcement.

Pursuant to the articles of association of JVCo and the Shareholders' Agreement, all the shares in JVCo issued to TVB Satellite and Intelsat were issued with full voting rights and all other rights and liabilities of shareholders before such shares in JVCo were fully paid-up.

The Company announced in the 2004 Announcement that the Company and TVB Satellite have entered into the Deed with Intelsat Parent, Intelsat, JVCo and Galaxy, which is legally binding and unconditional and pursuant to which Intelsat has agreed to the Share Transfer.

The Share Transfer constitutes a discloseable transaction under the Listing Rules. This circular has been prepared to provide information on the Share Transfer.

DETAILS OF THE TRANSACTION

Pursuant to the Deed,

(a) Intelsat has unconditionally agreed to the Share Transfer; and

(b) Intelsat and Intelsat Parent have been released from any and all present or future obligations under or in connection with:

  (i) the Shareholders' Agreement;

  (ii) the Intelstat Parent Guarantee; and

(iii) any other agreement signed by Intelsat or Intelsat Parent in relation to JVCo, Galaxy or Galaxy's business (other than the satellite capacity agreement made between Intelsat and Galaxy),

including without limitation any obligation or liability with respect to any payment scheduled to become due after 16 September 2004;

(c) TVB Satellite and the Company have agreed to indemnify Intelsat, Intelsat Parent and Intelsat's nominees to the board of directors of JVCo against all claims relating to JVCo or Galaxy arising on or after 16 September 2004 including inter alia those arising in connection with any liquidation of JVCo or Galaxy and any breach by TVB Satellite or the Company in consummating the Share Transfer;

(d) on the Share Transfer Date,

(i) TVB Satellite and the Company shall be released from any and all obligations under or in connection with the Shareholders' Agreement, the TVB Guarantee, and any other agreement signed by TVB or TVB Parent in relation to the JVCo, Galaxy or Galaxy's business (other than the channels supply agreement made between the Company and Galaxy); and

(ii) the Shareholders' Agreement, the Intelsat Parent Guarantee and the TVB Guarantee shall be terminated;

(e) Intelsat has ceased to have the right to nominate, appoint, remove and re-nominate individuals to occupy the offices of chief executive officer and chief financial officer of JVCo and Galaxy, which right is now vested in TVB Satellite;

(f) notwithstanding the cessation of rights as described in (e) above, Intelsat shall cause the directors nominated by Intelsat to the respective boards of directors of JVCo and Galaxy to discharge their duties as directors consistent with the best interests of JVCo and its shareholders, including Intelsat and TVB Satellite, and Galaxy, in each case, consistent with the duties imposed by the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) on directors of Hong Kong companies; and

(g) Intelsat shall continue to provide existing satellite capacity under the non-exclusive service agreement dated 20 February 2003 made between Intelsat and Galaxy free of charge up to 31 March 2005 when such agreement shall be terminated (unless it is terminated earlier by mutual agreement).

Although the Transfer Shares are fully paid and non-assessable, as at 1 September 2004, only HK$332,200,000 in cash and the value of HK$18,807,710 in-kind contribution by way of provision of satellite capacity to Galaxy have been made by Intelsat in accordance with the terms of the Shareholders' Agreement. An aggregate amount of HK$81,100,000 of

cash capital contribution, as well as the in-kind capital contributions amounting to a value of HK$109,892,290, were scheduled to be paid or contributed on and after 1 September 2004. Any obligation to make up such capital contributions (if any) after 16 September 2004 shall be borne solely by TVB Satellite, provided that as noted in paragraph (g) above, pursuant to the Deed, Intelsat shall continue to provide existing satellite capacity free of charge up to 31 March 2005. TVB Satellite will contribute the unpaid capital by internal resources as and when required by JVCo as determined by the board of directors of JVCo. There is no obligation for the Company or TVB Satellite to pay Intelsat any amount in respect of any consideration received from a new investor in JVCo.

In accordance with the requirements under Rule 14.15(3) of the Listing Rules, the capital contributions in the aggregate amount of HK$190,992,290 due from Intelsat to JVCo shall be deemed consideration for the purposes of calculating the consideration ratio under Rule 14.07 of the Listing Rules.

CONDITIONS TO THE LICENCE

Under the Licence, the Company is restricted to holding, acquiring or beneficially owning 50% or more in the aggregate of the total voting control of Galaxy. The Company has therefore applied to the Government on 13 September 2004 for a waiver of such restriction for a period of 12 months from the Share Transfer Date so that the Company will have time to find a new investor to take up a 51% interest in JVCo. No response has been received from the Government. In the event that the Company cannot find a new investor within the 12-month period, the Company may consider applying to the Government for a further extension of time for the waiver or consider other options available to the Company at the time. Further announcements will be made by the Company at the appropriate time.

IMPACT ON THE GROUP

Immediately prior to completion of the Share Transfer, JVCo and Galaxy were treated as associated companies of the Company. The Company's consolidated profit and loss account had included the share of the Group with respect to the financial results of both JVCo and Galaxy. The Group's consolidated balance sheet had similarly included the Group's share in the net assets of both JVCo and Galaxy.

Upon completion of the Share Transfer, both JVCo and Galaxy will become wholly-owned subsidiaries of the Company pending introduction of any new investor. However according to the Statement of Standard Accounting Practice 32 issued by the Hong Kong Institute of Certified Public Accountants, as confirmed by the Company's auditors, it is not expected that the respective assets and liabilities of JVCo and Galaxy would be consolidated into the Group's financial results because even if 100% of JVCo is held by the Company at the end of the present financial year, this level of investment would be treated as temporary, given the requirement to comply with the condition that the Company's total voting control in Galaxy be less than 50%. It is expected that the Share Transfer would not have a significant financial impact on the Company in the short-term;

in the longer term the financial impact will depend on a number of factors including the level of interest which the Company ultimately retains in Galaxy and the development of its business.

REASONS FOR THE TRANSACTION

Intelsat has expressed its desire to terminate its participation in JVCo so that it can concentrate on its core business in the provision of satellite communication services. Hence, after negotiation between Intelsat and TVB Satellite on an arm's length basis, the parties agreed that Intelsat shall cease to participate in JVCo by effecting the Share Transfer.

The Directors, including the independent non-executive Directors, consider the terms of the Deed are fair and reasonable and in the interests of the Shareholders as a whole.

INFORMATION AND PRINCIPAL ACTIVITIES OF THE COMPANY, TVB SATELLITE, INTELSAT PARENT, INTELSAT, JVCO AND GALAXY

The Company is principally engaged in television broadcasting, programme production and other broadcasting related activities.

TVB Satellite is an investment holding company.

Intelsat Parent is a wholly owned subsidiary of Intelsat, Ltd. Intelsat, Ltd. is a company incorporated in Bermuda that, together with its subsidiaries, is a provider of satellite communication services worldwide, supplying video, voice and data connectivity in over 200 countries and territories.

Intelsat is principally engaged in satellite communications and provides satellite communication services to customers worldwide.

JVCo, a company established by TVB Satellite and Intelsat pursuant to the Shareholders' Agreement, is an investment holding company for the purpose of holding Galaxy. Prior to the Share Transfer, the board of directors of JVCo consisted of three directors nominated by TVB Satellite, three directors nominated by Intelsat with one additional director to be nominated by a nomination committee consisting of one member appointed by TVB Satellite and two members appointed by Intelsat but subject to certain approvals of TVB Satellite. After the Share Transfer Date, the three directors nominated by Intelsat will resign from the respective board of directors of JVCo and Galaxy and the other existing directors will remain until a new investor is introduced, which may nominate additional directors to the board of directors of JVCo and of Galaxy.

Galaxy is currently engaged in teleport business which includes the provision of satellite uplink and playback services and, pursuant to the Shareholders' Agreement, also engages in pay television business in Hong Kong. The composition of Galaxy's board of directors is the same as that of JVCo.

Financial information of Galaxy in respect of the preceding two financial years is as follows:

	JVCo Unaudited Consolidated 6 months ended 30 June 2004 HK$	JVCo Audited Consolidated Year ended 31 December 2003 HK$	Galaxy Audited Year ended 31 December 2002 HK$
Net Assets Value	873,059,275	1,030,156,812	(8,374,919)
Net Tangible Assets	863,562,028	1,020,403,966	(8,374,919)
Turnover	34,672,978	52,917,696	49,888,860
Loss before taxation	(157,097,538)	(32,593,188)	(8,039,899)
Loss after taxation	(157,097,538)	(32,593,188)	(8,039,899)

Certain of the above information is expressed as a percentage to the Company's group figures in respect of the same periods above as follows:

Net Assets Value	24.76%	28.57%	-0.25%
Turnover	2.04%	1.60%	1.58%
Loss after taxation	-72.24%	-7.39%	-1.36%

Galaxy's major assets are the satellite antenna structure and broadcasting and transmitting equipment and it currently holds the domestic pay television and non domestic television programme services licences and other satellite telecommunication licences all issued by the Government. No valuation has been made on Galaxy. Galaxy was awarded the domestic pay television programme service licence on 5 December 2000.

IMPLICATIONS UNDER THE LISTING RULES

The Share Transfer constitutes a discloseable transaction for the Company under the Listing Rules. Your attention is drawn to the information set out in the appendix to this circular.

Yours faithfully,
for and on behalf of the Board
Run Run Shaw
Executive Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. SHARE CAPITAL

The issued share capital of the Company as at the Latest Practicable Date was HK$21,900,000 comprising 438,000,000 shares of HK$0.05 each.

3. DIRECTORS' INTERESTS

As at the Latest Practicable Date, the interests or short positions of the Directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO to be entered in the register referred to therein, or which were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange (together, "**Discloseable Interests**") were as follows:

	No. of Shares				
	Personal interests	Family interests	Corporate interests	Total	Approximate percentage of issued share capital
Sir Run Run Shaw	–	1,146,000#	141,174,828*(a)	142,320,828	32.49%
Mona Fong	1,146,000#	–	–	1,146,000	0.26%
Christina Lee Look Ngan Kwan	602,144	–	16,701,000(b)	17,303,144	3.95%
Lee Jung Sen	1,262,415	–	–	1,262,415	0.28%
Dr Li Dak Sum	–	–	300,000(c)	300,000	0.07%
Louis Page	100,000	–	–	100,000	0.02%
Chien Lee	600,000	–	–	600,000	0.14%

Note: Duplication of shareholdings occurred between parties # shown above and between parties * shown above and below under "Substantial Shareholders".

(a) 113,888,628 shares were held by Shaw Brothers (Hong Kong) Limited and 27,286,200 shares were held by The Shaw Foundation Hong Kong Limited, in which companies Sir Run Run Shaw holds 74.58% and 100% equity interests respectively through Shaw Holdings Inc., a company in which Sir Run Run Shaw holds 100% equity interests through The Sir Run Run Shaw Charitable Trust.

(b) 10,377,000 shares were held by Trio Investment Corporation S.A., 1,581,000 shares were held by Crystal Investments Limited, 3,162,000 shares were held by Compass Inc. and 1,581,000 shares were held by Bonus Inc. and, in respect of such shares only, directors of these companies are all accustomed to act in accordance with the directions of Mrs. Christina Lee Look Ngan Kwan.

(c) The shares were held by Roxy Property Investment Co. Ltd. in which Dr. Li Dak Sum holds 100% equity interests.

All the interests stated above represent long positions. Save as disclosed herein, as at the Latest Practicable Date, none of the Directors or the chief executive of the Company had any Discloseable Interests.

4. SUBSTANTIAL SHAREHOLDERS

Save as disclosed below, the Directors and the chief executive of the Company are not aware of any person (other than the Directors and the chief executive of the Company) who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Interests in the Company

Name of shareholder	No. of Shares	Approximate percentage of issued share capital
Shaw Brothers (Hong Kong) Limited	113,888,628*	26.00%
The Shaw Foundation Hong Kong Limited	27,286,200*	6.23%
Marathon Asset Management Limited	26,288,000*(i)*	6.02%
State Street Corporation	21,956,534*(ii)*	5.01%

Note: Duplication of shareholdings occurred between parties* shown here and above under "Directors' Interests".

(i) Interests were held in the capacity of Investment Manager.

(ii) Interests were held by State Street Bank & Trust Company, in which State Street Corporation holds 100% equity interest.

All the interests stated above represent long positions.

Interests in the subsidiaries of the Company

Name of subsidiary	Name of shareholder	Number of ordinary shares	Approximate percentage of issued share capital
Golden Star Video Library Sdn. Bhd.	Summer Merger Sdn Bhd.	1,900	19%
	Golden Star Video Sdn. Bhd.	3,000	30%
Liann Yee Production Co. Ltd.	ERA Communications Co. Limited	26,400,000	30%
Toysters Animation International Ltd.	TTC Animation Licensing Incorporation	450	45%
TVB Publishing Holdings Limited	Measat Broadcast Network Systems (BVI) Limited	22,500,000	26.32%
TVB Publications Limited	Measat Broadcast Network Systems (BVI) Limited	5,264,000	26.32%
Art Limited	Measat Broadcast Network Systems (BVI) Limited	2,632	26.32%

5. DIRECTORS' SERVICES CONTRACTS

As at the latest Practicable Date, none of the Directors had an existing or proposed service contract with any member of the Group which is not determinable within one year without payment of compensation (other than statutory compensation) save for Mr. Ho Ting Kwan who has entered into a service contract with the Company to act as the Director and the Group General Manager of the Company for a fixed period of one year commencing on 1 January 2005 and ending on 31 December 2005 at an annual fixed remuneration of HK$4,350,000 plus a year-end bonus based on the net profits of the Company and with an option to renew for another one year term at the sole discretion of Mr. Ho Ting Kwan by serving a written notice on the Company on or before 30 June 2005.

6. COMPETING INTERESTS OF DIRECTORS AND ASSOCIATES

As at the Latest Practicable Date, none of the Directors or their respective associates (as defined in the Listing Rules) had any interest in a business which competes or may compete with the business of the Group.

7. LITIGATION

As at the Latest Practicable Date, none of the members of the Group was engaged in any litigation or claims of material importance and, so far as the Directors are aware, no litigation or claims of material importance were pending or threatened against any member of the Group.

8. GENERAL

(a) The secretary of the Company is Ho Chan Fai, *FCCA, CPA*

(b) The share registrar of the Company is Computershare Hong Kong Investor Services Limited whose registered office is at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(c) The English language text of this document shall prevail over the Chinese language text.

7. 訴訟

於最後可行日期，本集團各成員公司概無涉及任何重大訴訟或索償，而就董事所知，本集團各成員公司亦無任何尚未了結或面臨威脅之重大訴訟或索償。

8. 一般事項

(a) 本公司之秘書為何燦輝*FCCA, CPA*。

(b) 本公司之股份過戶登記處為香港中央證券登記有限公司，註冊辦事處位於香港皇后大道東183號合和中心46樓。

(c) 本文件之中英文版本如有任何歧異，概以英文本為準。

於本公司旗下附屬公司之權益

附屬公司名稱	股東名稱	普通股數目	佔已發行股本概約百分比
Golden Star Video Library Sdn. Bhd.	Summer Merger Sdn Bhd.	1,900	19%
	Golden Star Video Sdn. Bhd.	3,000	30%
聯意製作股份有限公司	年代網際事業股份有限公司	26,400,000	30%
Toysters Animation International Ltd.	TTC Animation Licensing Incorporation	450	45%
電視廣播出版(控股)有限公司	Measat Broadcast Network Systems (BVI) Limited	22,500,000	26.32%
TVB Publications Limited	Measat Broadcast Network Systems (BVI) Limited	5,264,000	26.32%
Art Limited	Measat Broadcast Network Systems (BVI) Limited	2,632	26.32%

5.　董事之服務合約

於最後可行日期，除了何定鈞先生外，各董事概無與本集團任何成員公司訂立，或擬訂立不可於一年內免付賠償(法定補償除外)予以終止之服務合約。何定鈞先生已與本公司訂立服務合約，出任董事及本集團總經理，任期由二零零五年一月一日起至二零零五年十二月三十一日止，為期一年，全年之固定酬金為4,350,000港元，另加按本公司純利計算之年終花紅。此外，何定鈞先生有權選擇續約一年，方法為於二零零五年六月三十日或之前向本公司發出書面通知。

6.　董事及聯繫人士擁有之競爭權益

於最後可行日期，各董事或彼等各自之聯繫人士(定義見上市規則)概無擁有任何對本公司業務構成競爭或可能構成競爭之業務權益。

(b) 該批股份分別由Trio Investment Corporation S.A.持有10,377,000股股份、Crystal Investments Limited持有1,581,000股股份、Compass Inc.持有3,162,000股股份及Bonus Inc.持有1,581,000股股份。此等公司之董事(祇限於就本段所述之股份而言)慣於按照利陸雁群女士之指令行事。

(c) 該批股份由樂聲物業投資有限公司持有,而李達三博士持有該公司的全部股本權益。

上文所載全部權益均屬好倉。除本文所披露者外,於最後可行日期,各董事或本公司之行政總裁概無擁有任何須予披露權益。

4. 主要股東

除下文所披露者外,就各董事及本公司之行政總裁所知,概無任何人士(各董事及本公司之行政總裁除外)於最後可行日期,在本公司之股份及相關股份中擁有根據證券及期貨條例第十五部第2及第3分部之規定須向本公司披露之權益或淡倉,或直接或間接擁有附帶權利,可於任何情況下在本集團任何成員公司之股東大會上投票之任何類別股本10%或以上面值。

於本公司之權益

股東名稱	股份數目	佔已發行股本概約百分比
邵氏兄弟(香港)有限公司	113,888,628*	26.00%
邵氏基金(香港)有限公司	27,286,200*	6.23%
Marathon Asset Management Limited	26,288,000*(i)*	6.02%
State Street Corporation	21,956,534*(ii)*	5.01%

附註: 上述註有*人士與上文「董事權益」註有*人士的股權重複。

(i) 該等權益乃以投資經理的身份持有。

(ii) 該等權益由State Street Bank & Trust Company持有,而State Street Corporation持有其全部股本權益。

上文所載全部權益均屬好倉。

1. 責任聲明

本通函乃遵照上市規則而刊載，旨在提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致使其所載任何內容產生誤導。

2. 股本

於最後可行日期，本公司之已發行股本為21,900,000港元，包括438,000,000股每股面值0.05港元之股份。

3. 董事權益

於最後可行日期，各董事及本公司之行政總裁在本公司或其任何相聯法團（定義見證券及期貨條例第十五部）之股份、相關股份及債券中，擁有並須根據證券及期貨條例第十五部第7及第8分部規定知會本公司及聯交所之權益或淡倉（包括彼等根據證券及期貨條例之有關條文被視作或當作擁有之權益及淡倉）或根據證券及期貨條例第352條須記錄於本公司按該條存置之登記冊內之權益或淡倉或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益或淡倉（合稱「**須予披露權益**」）如下：

	股份數目				
	個人權益	家族權益	公司權益	合計	佔已發行股本概約百分比
邵逸夫爵士	–	1,146,000#	141,174,828*(*a*)	142,320,828	32.49%
方逸華	1,146,000#	–	–	1,146,000	0.26%
利陸雁群	602,144	–	16,701,000(*b*)	17,303,144	3.95%
利榮森	1,262,415	–	–	1,262,415	0.28%
李達三博士	–	–	300,000(*c*)	300,000	0.07%
費道宜	100,000	–	–	100,000	0.02%
利乾	600,000	–	–	600,000	0.14%

*附註：*上述註有#人士的股權重複及上述註有*人士與下文「主要股東」註有*人士的股權重複。

(a) 該批股份分別由邵氏兄弟（香港）有限公司持有113,888,628股股份及邵氏基金（香港）有限公司持有27,286,200股股份，而該兩間公司乃由邵逸夫爵士透過Shaw Holdings Inc.分別持有74.58%及100%股本權益。邵逸夫爵士透過邵逸夫慈善信託基金持有Shaw Holdings Inc.全部股本權益。

銀河於上兩個財政年度之財務資料如下：

	合營公司 未經審核 綜合 截至二零零四年 六月三十日 止六個月 *港元*	合營公司 經審核 綜合 截至二零零三年 十二月三十一日 止年度 *港元*	銀河 經審核 截至二零零二年 十二月三十一日 止年度 *港元*
資產淨值	873,059,275	1,030,156,812	(8,374,919)
有形資產淨值	863,562,028	1,020,403,966	(8,374,919)
營業額	34,672,978	52,917,696	49,888,860
除税前虧損	(157,097,538)	(32,593,188)	(8,039,899)
除税後虧損	(157,097,538)	(32,593,188)	(8,039,899)

若干上述資料佔本公司於上文所述期間之集團數字之比率如下：

資產淨值	24.76%	28.57%	-0.25%
營業額	2.04%	1.60%	1.58%
除税後虧損	-72.24%	-7.39%	-1.36%

銀河之主要資產為衛星電視公用天線結構和廣播及播送設備，現持有由政府發出之本地收費電視及非本地電視節目服務牌照及其他衛星通訊牌照。並無就銀河進行估值。銀河於二零零零年十二月五日獲發本地收費電視節目服務牌照。

上市規則之規定

根據上市規則，股份轉讓事項構成本公司之須予披露交易。務請　閣下細閱本通函附錄所載資料。

此致

列位股東　台照

代表董事局
行政主席
邵逸夫
謹啟

二零零四年十月五日

行有關條件之規定，所持銀河總投票控制權必須少於50%，故是項投資只會被視為暫時性質。預期股份轉讓事項在短期內不會對本公司構成重大財務影響，而長遠而言，其財務影響取決於多項因素，包括本公司最終在銀河保有的權益水平及其業務發展。

進行交易之原因

Intelsat已表明退出合營公司之意向，以專注發展其核心業務－提供衛星通訊服務。有鑑於此，Intelsat及TVB Satellite經公平磋商後協定，Intelsat可透過進行股份轉讓事項退出合營公司。

董事（包括獨立非執行董事）認為，契據條款屬公平合理，且符合股東之整體利益。

有關本公司、TVB SATELLITE、INTELSAT母公司、INTELSAT、合營公司及銀河之資料及主要業務

本公司之主要業務為電視廣播、節目製作及與廣播有關之其他業務。

TVB Satellite為投資控股公司。

Intelsat母公司為Intelsat, Ltd.之全資附屬公司。Intelsat, Ltd.乃於百慕達註冊成立之公司，其聯同旗下附屬公司提供全球衛星通訊服務，為逾200個國家與地區提供影像、話音及數據接達服務。

Intelsat主要從事衛星通訊業務，向全球客戶提供衛星通訊服務。

合營公司乃由TVB Satellite與Intelsat根據股東協議成立，並為持有銀河之投資控股公司。在進行股份轉讓事項前，合營公司董事局包括三名由TVB Satellite指派之董事、三名由Intelsat指派之董事及一名由指派委員會指派之董事，而指派委員會之成員包括一名TVB Satellite委任之委員及兩名Intelsat委任之委員，惟該名董事須取得TVB Satellite若干批准後方可作實。在股份轉讓日期之後，由Intelsat指派之三名董事將分別辭去合營公司及銀河董事局之職務。而其他現任董事將繼續留任，直至引入新的投資者為止。屆時，新投資者或會指派額外董事加入合營公司及銀河董事局。

銀河現從事電訊終端業務，包括提供衛星訊號上傳及放送服務，亦根據股東協議在香港從事收費電視業務。銀河董事局與合營公司董事局之組合相同。

之實物注資須於二零零四年九月一日或之後支付或作出。於二零零四年九月十六日後補足有關注資額之責任(如有)將由TVB Satellite獨力承擔，惟如上文(g)段所載，根據契據之規定，Intelsat須繼續免費提供現有衛星容量，直至二零零五年三月三十一日為止。TVB Satellite將於合營公司按照合營公司董事局之決定作出要求時，以內部資源支付未繳注資額。本公司及TVB Satellite均毋須就合營公司新投資者所支付之任何代價，而向Intelsat支付任何款項。

按照上市規則第14.15(3)條之規定，就根據上市規則第14.07條計算代價比率而言，Intelsat須支付予合營公司之注資總額190,992,290港元將被視作代價處理。

牌照之條件

根據牌照之規定，本公司不得持有、收購或實益擁有銀河總投票控制權50%或以上。因此，本公司已於二零零四年九月十三日向政府作出豁免申請，豁免本公司於股份轉讓日期起計12個月期間內遵行有關限制，使本公司有充裕的時間尋找新的投資者認購合營公司51%權益。政府至今仍未給予回覆。如本公司未能於上述12個月期間內物色新的投資者，本公司或會考慮向政府申請進一步延展上述豁免期限，或另行考慮本公司在當時的其他選擇。本公司將於適當時候再作公佈。

對本集團之影響

緊接股份轉讓事項完成前，合營公司及銀河被當作本公司之聯營公司處理。本公司之綜合損益賬包括本集團應佔合營公司及銀河之財務業績，而本集團之綜合資產負債表則包括本集團應佔合營公司及銀河之資產淨值。

於股份轉讓事項完成後，但在引入新投資者之前，合營公司及銀河將成為本公司之全資附屬公司。然而，根據香港會計師公會頒佈之會計實務準則第32號之規定，並經本公司核數師確認，預期合營公司及銀河各自之資產與負債不會綜合計入本集團之財務業績內，原因是即使本公司於本財政年度結束時持有合營公司100%權益，但由於本公司須履

(iii) Intelsat或Intelsat母公司就合營公司、銀河或銀河之業務而簽訂之任何其他協議(Intelsat與銀河訂立之衛星容量協議除外),

包括但不限於在二零零四年九月十六日後到期之任何付款責任或負債;

(c) TVB Satellite及本公司均同意就所有於二零零四年九月十六日或之後出現有關合營公司或銀河之申索,向Intelsat、Intelsat母公司及獲Intelsat指派加入合營公司董事局之人士作出彌償,包括(其中包括)就合營公司或銀河清盤以及就TVB Satellite或本公司在完成股份轉讓事項時違反協議所引致者;

(d) 於股份轉讓日期,

(i) TVB Satellite及本公司在股東協議、TVB擔保書及TVB 或TVB母公司就合營公司、銀河或銀河之業務而簽訂之任何其他協議(本公司與銀河所訂立之頻道供應協議除外)下或與之有關的任何及所有責任將予解除;及

(ii) 股東協議、Intelsat母公司擔保書及TVB擔保書將予終止;

(e) Intelsat再無權指派、委任、免除及重新指派任何人士,擔當合營公司及銀河行政總裁及財務總監之職務,而有關權力現已轉歸予TVB Satellite;

(f) 儘管上文(e)段所述權利經已終止,惟Intelsat仍須促使其委任加入合營公司及銀河董事局之董事,在符合合營公司與其股東(包括Intelsat及TVB Satellite)及銀河最佳利益之原則下,按照香港法例第32章公司條例就香港公司董事所訂明之職責,履行董事職責;及

(g) Intelsat須根據Intelsat及銀河於二零零三年二月二十日訂立之非獨家服務協議,繼續免費提供現有衛星容量,直至二零零五年三月三十一日止,而該日為上述協議終止日(除非該協議在雙方同意下提前告終)。

儘管轉讓股份為繳足股款及按票面全值繳款之股份,惟截至二零零四年九月一日,Intelsat根據股東協議之條款,僅支付了332,200,000港元現金及透過提供衛星容量予銀河作出實物注資18,807,710港元。合共81,100,000港元之現金注資額及價值109,892,290港元

或彼等各自之任何聯繫人士(定義見上市規則)概無關連。在進行股東協議所載交易後,本公司得以達成政府在牌照下所規定之條件。

股東協議亦載有關於(其中包括)成立合營公司,以及TVB Satellite向合營公司出售銀河全部已發行股本之規定。

根據股東協議,

(a) TVB Satellite已認購合營公司股本中每股面值1.00港元之股份520,750,000股(佔合營公司於二零零四年公佈刊發日期之已發行股本49%),代價為520,750,000港元,其中324,150,000港元以實物形式支付,而餘下196,600,000港元則以現金分期付款方式支付;及

(b) Intelsat已認購轉讓股份,代價為542,000,000港元,其中128,700,000港元以實物形式支付,而餘下413,300,000港元則以現金分期付款方式支付。

在上述情況下,均須按二零零三年公佈所述方式支付。

根據合營公司之組織章程細則及股東協議,發行予TVB Satellite及Intelsat之所有合營公司股份於悉數繳足股款前,均具有全面投票權,以及股東所具有之所有其他權利與責任。

本公司於二零零四年公佈中宣佈,本公司及TVB Satellite與Intelsat母公司、Intelsat、合營公司及銀河訂立了在法律上具約束力的無條件契據。據此,Intelsat同意進行股份轉讓事項。

根據上市規則,股份轉讓事項構成一項須予披露交易。編製本通函旨在提供有關股份轉讓事項之資料。

交易詳情

根據契據,

(a) Intelsat無條件同意進行股份轉讓事項;及

(b) Intelsat及Intelsat母公司已解除在下列各項下或與之有關的任何及所有現有或未來責任:

(i) 股東協議;

(ii) Intelsat母公司擔保書;及

電視廣播有限公司

(於香港註冊成立之有限公司)

股份代號：511

董事：
邵逸夫爵士G.B.M.－*行政主席*
梁乃鵬G.B.S., J.P.－*副行政主席*
方逸華－*副主席*
費道宜－*董事總經理*
周亦卿博士G.B.S.
何定鈞
利陸雁群
利榮森O.B.E.*
李達三博士DSSc. (Hon.), J.P.*
羅仲炳
史習陶*
利乾*(利榮森之替任董事)*
利憲彬*(利陸雁群之替任董事)*

註冊辦事處及
主要營業地點：
香港
九龍
將軍澳工業邨
駿才街七十七號
電視廣播城

* *獨立非執行董事*

敬啟者：

須予披露交易

背景

謹此提述於二零零三年二月二十日所作二零零三年公佈及於二零零四年九月十六日所作二零零四年公佈。

本公司在二零零三年公佈中宣佈訂立了股東協議。Intelsat於過往及截至二零零四年公佈刊發日期一直是Intelsat母公司之間接全資附屬公司。Intelsat母公司及Intelsat均為獨立第三方，且與本公司或其附屬公司或彼等各自之任何董事、行政總裁或主要股東

「牌照」	指	本地免費電視節目服務牌照
「上市規則」	指	聯交所證券上市規則
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份轉讓事項」	指	Intelsat根據契據條款，於股份轉讓日期免費轉讓轉讓股份予TVB Satellite
「股份轉讓日期」	指	二零零四年十二月二十八日或TVB Satellite可能決定之較早日期
「股東」	指	電視廣播之股東
「股東協議」	指	TVB Satellite、Intelsat與合營公司於二零零三年二月二十日訂立有關合營公司之無條件認購及股東協議
「聯交所」	指	香港聯合交易所有限公司
「轉讓股份」	指	合營公司每股面值1.00港元之股份542,000,000股，佔合營公司全部已發行股本51%
「電視廣播」或「本公司」	指	電視廣播有限公司，於香港註冊成立之有限公司，其股份於聯交所上市
「TVB擔保書」	指	本公司於二零零三年二月二十日向Intelsat簽立之擔保書
「TVB Satellite」	指	TVB Satellite TV Holdings Limited，於一九九五年三月二十九日在百慕達註冊成立之有限公司，為本公司之全資附屬公司
「美國」	指	美利堅合眾國

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「二零零三年公佈」	指	本公司於二零零三年二月二十日所作公佈
「二零零四年公佈」	指	本公司於二零零四年九月十六日所作公佈
「董事局」	指	董事局
「契據」	指	於二零零四年九月十六日訂立之無條件備忘錄與協議契據
「董事」	指	電視廣播之董事
「銀河」	指	銀河衛星廣播有限公司，於一九九三年十二月二十八日在香港註冊成立之有限公司，並為合營公司之全資附屬公司
「政府」	指	香港政府
「本集團」	指	電視廣播及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「港元」	指	香港法定貨幣港元
「Intelsat」	指	Intelsat Hong Kong LLC，於美國註冊成立之公司，為Intelsat母公司之間接全資附屬公司
「Intelsat母公司」	指	Intelsat (Bermuda) Limited，於百慕達註冊成立之公司
「Intelsat母公司擔保書」	指	Intelsat母公司於二零零三年二月二十日向TVB Satellite簽立之擔保書
「合營公司」	指	Galaxy Satellite TV Holdings Limited，於二零零三年二月十二日在香港註冊成立之有限公司
「最後可行日期」	指	二零零四年九月三十日，即本通函付印前為確定當中所載若干資料之最後實際可行日期

目　錄

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有電視廣播有限公司之股份，應立即將本通函轉交買主，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

電視廣播有限公司

（於香港註冊成立之有限公司）

股份代號：511

須予披露交易

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